UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD

Specialized Disclosure Report
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ASTEC INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Tennessee	001-11595	62-0873631
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1725 Shepherd Road Chattanooga, Tennessee	37421
(Address of principal executive offices)	(Zip Code)

David C. Silvious	(423) 899-5898
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Company Profile:
Astec Industries, Inc. ("we," "our," "us," "Astec," or the "Company") designs, engineers, manufactures and markets equipment and components used primarily in road building and related construction activities. The Company's products are used in each phase of road building, from quarrying and crushing the aggregate to application of the road surface. The Company also manufactures certain equipment and components unrelated to road construction, including equipment for the mining, quarrying, construction and demolition industries and port and rail yard operators; gas and oil drilling rigs; water well and geothermal drilling rigs; industrial heat transfer equipment; whole-tree pulpwood chippers; horizontal grinders; and blower trucks. The Company's products are marketed both domestically and internationally. In addition to equipment sales, the Company manufactures and sells replacement parts for equipment in each of its product lines and replacement parts for some competitors' equipment. The distribution and sale of replacement parts is an integral part of the Company's business.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, we have undertaken efforts to determine our conflict minerals1 reporting requirements for the period from January 1 to December 31, 2014.

We have determined that during 2014 our company manufactured (or contracted to manufacture) products as to which conflict minerals are necessary to the functionality or production of such products. As is required, we have conducted a good faith reasonable country of origin inquiry ("RCOI") reasonably designed to determine whether the necessary conflict minerals originated in the DRC or an adjoining country or came from recycled or scrap sources.

Astec's RCOI process included conducting an inquiry of our direct suppliers using the Conflict-Free Sourcing Initiative's Conflict Minerals Reporting Template. We relied upon our suppliers' representations regarding the origin of their minerals and their smelter data to determine the source of the conflict minerals within our supply chain. Based on the results of our RCOI, we exercised due diligence on the source and chain of custody of the conflict minerals.

The Company has filed this Specialized Disclosure Form and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company's website at http://www.astecindustries.com/.

Item 1.02 Exhibit
The Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this report.

Exhibit 1.01 – Astec Industries, Inc.'s Conflict Minerals Report for the period January 1 to December 31, 2014.

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1 The term "conflict mineral" is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo ("DRC") or an adjoining country.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Astec Industries, Inc.

By:	/s/ David C. Silvious	Date: May 26, 2015
David C. Silvious
Chief Financial Officer, Vice President, and Treasurer